APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Alma Caribbean Fusion

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SAVINGS	-12,718.15
Checking	-3,418.13
Eastern Bank	-659.88
TD BUSINESS CONVENIENCE PLUS	1,173.28
TD Personal	-569.00
Total Bank Accounts	**$ -16,191.88**
Accounts Receivable	
Accounts Receivable (A/R)	-3,813.30
Total Accounts Receivable	**$ -3,813.30**
Other Current Assets	
Equipment	13,310.84
Inventory	4,331.29
Uncategorized Asset	829.00
Undeposited Funds	6,010.89
Total Other Current Assets	**$24,482.02**
Total Current Assets	**$4,476.84**
TOTAL ASSETS	**$4,476.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,868.33
Total Accounts Payable	**$3,868.33**
Credit Cards	
Amazon	2,331.12
AMEX	3,929.97
Bank of America	-618.58
Best Buy	1,701.71
BoA G	2,744.30
BoA W	1,581.98
Capital One	8,516.08
Capital One 2	4,583.00
Chase	728.95
Chase W	6,727.15
Citi	8,489.86
Total Credit Cards	**$40,715.54**
Other Current Liabilities	
BlueVine	-2,824.44
Expansion Capital Loan	-8,924.50

	TOTAL
Kabbage Line of Credit	-6,174.82
Knight Capital Loan	-2,158.72
Loan from Rocket Loans	-2,703.20
Square Tips	19,353.24
Unassigned Tax Agency for Apps Payable	5,929.10
Yellowstone Capital Loan	-933.72
Total Other Current Liabilities	**$1,562.94**
Total Current Liabilities	**$46,146.81**
Total Liabilities	**$46,146.81**
Equity	
Opening Balance Equity	-7,049.47
Owner's Investment	176,538.20
Retained Earnings	-111,909.28
Net Income	-99,249.42
Total Equity	**$ -41,669.97**
TOTAL LIABILITIES AND EQUITY	**$4,476.84**

Alma Caribbean Fusion

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SAVINGS	-12,718.15
Checking	-3,418.13
Eastern Bank	-659.88
TD BUSINESS CONVENIENCE PLUS	10,174.42
TD Personal	-569.00
Total Bank Accounts	**$ -7,190.74**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Equipment	13,310.84
Inventory	4,331.29
Uncategorized Asset	829.00
Undeposited Funds	5,560.89
Total Other Current Assets	**$24,032.02**
Total Current Assets	**$16,841.28**
TOTAL ASSETS	**$16,841.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,868.33
Total Accounts Payable	**$3,868.33**
Credit Cards	
Amazon	2,331.12
AMEX	3,929.97
Bank of America	-618.58
Best Buy	1,701.71
BoA G	2,744.30
BoA W	1,581.98
Capital One	8,516.08
Capital One 2	4,583.00
Chase	728.95
Chase W	6,727.15
Citi	8,489.86
Total Credit Cards	**$40,715.54**
Other Current Liabilities	
BlueVine	-2,824.44
Expansion Capital Loan	-8,924.50
Kabbage Line of Credit	-6,174.82

	TOTAL
Knight Capital Loan	-2,158.72
Loan from Rocket Loans	-2,703.20
Square Gift Card	1,130.00
Square Tips	19,579.42
Square Working Capital Loan Payment	8,201.14
Unassigned Tax Agency for Apps Payable	6,061.07
Yellowstone Capital Loan	-933.72
Total Other Current Liabilities	**$11,252.23**
Total Current Liabilities	**$55,836.10**
Total Liabilities	**$55,836.10**
Equity	
Opening Balance Equity	-7,049.47
Owner's Investment	176,538.20
Retained Earnings	-111,909.28
Net Income	-96,574.27
Total Equity	**$ -38,994.82**
TOTAL LIABILITIES AND EQUITY	**$16,841.28**

Alma Caribbean Fusion

BALANCE SHEET

As of November 10, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS SAVINGS	-20,121.32
Checking	-3,418.13
Eastern Bank	-659.88
TD BUSINESS CONVENIENCE PLUS	-2,170.63
Total Bank Accounts	**$ -26,369.96**
Accounts Receivable	
Accounts Receivable (A/R)	-8,742.05
Total Accounts Receivable	**$ -8,742.05**
Other Current Assets	
Equipment	29,756.61
Inventory	4,331.29
Uncategorized Asset	829.00
Undeposited Funds	10,939.64
Total Other Current Assets	**$45,856.54**
Total Current Assets	**$10,744.53**
TOTAL ASSETS	**$10,744.53**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	4,885.47
Total Accounts Payable	**$4,885.47**
Credit Cards	
Amazon	2,331.12
AMEX	3,991.50
Bank of America	-3,372.79
Best Buy	318.71
BoA G	2,811.78
BoA W	1,581.98
Capital One	7,205.14
Capital One 2	1,752.78
Chase	-1,217.14
Chase W	7,173.71
Citi	8,579.86
Total Credit Cards	**$31,156.65**
Other Current Liabilities	
Knight Capital Loan	-5,415.46
Loan from Rocket Loans	-10,489.90
Loan Payable	-3,657.50

	TOTAL
Square Tips	19,353.24
Square Working Capital Loan	95,958.50
Unassigned Tax Agency for Apps Payable	5,929.10
Total Other Current Liabilities	**$101,677.98**
Total Current Liabilities	**$137,720.10**
Total Liabilities	**$137,720.10**
Equity	
Opening Balance Equity	-63,510.52
Owner's Investment	198,291.26
Retained Earnings	-221,466.88
Net Income	-40,289.43
Total Equity	**$ -126,975.57**
TOTAL LIABILITIES AND EQUITY	**$10,744.53**

Alma Caribbean Fusion

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	12,003.98
Square Income	107,538.81
Total Income	**$119,542.79**
GROSS PROFIT	**$119,542.79**
Expenses	
Advertising & Marketing	2,111.24
Alcohol	822.96
Bank Charges & Fees	2,281.00
Beer	4,158.00
Car & Truck	4,007.84
Educational Expenses	40.00
Furniture	416.65
Insurance	3,091.57
Interest Paid	4,302.44
Job Supplies	80,969.24
Legal & Professional Services	3,143.95
Meals & Entertainment	7,823.38
Office Supplies & Software	3,009.09
Other Business Expenses	152.45
Payroll Expenses	1,709.83
Rent & Lease	35,341.71
Repairs & Maintenance	7,857.99
Square Fees	3,639.03
Taxes & Licenses	10,679.75
Travel	3,097.87
Uncategorized Expense	-1,437.32
Utilities	17,907.61
Waste Management	2,495.66
Wine	12,272.81
Total Expenses	**$209,894.75**
NET OPERATING INCOME	**$ -90,351.96**
Other Income	
Credit Card-Cash Back	41.60
Total Other Income	**$41.60**
Other Expenses	
Lease Hold Improvements	7,483.64
Menu Testing	1,373.20
Wine Tasting	82.22
Total Other Expenses	**$8,939.06**
NET OTHER INCOME	**$ -8,897.46**
NET INCOME	**$ -99,249.42**

Alma Caribbean Fusion

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	220,162.84
Total Income	**$220,162.84**
GROSS PROFIT	**$220,162.84**
Expenses	
Advertising & Marketing	4,314.62
Alcohol	18,998.77
Bank Charges & Fees	9,599.48
Beer	4,113.70
Car & Truck	6,478.64
Insurance	4,142.38
Interest Paid	5,044.26
Job Supplies	95,611.12
Legal & Professional Services	800.00
Meals & Entertainment	3,674.44
Office Supplies & Software	695.47
Other Business Expenses	400.00
Payroll Expenses	1,414.18
Rent & Lease	27,864.20
Repairs & Maintenance	2,998.92
Taxes & Licenses	6,688.49
Travel	2,551.62
Uncategorized Expense	67.29
Utilities	31,397.53
Waste Management	1,321.59
Wine	1,780.73
Total Expenses	**$229,957.43**
NET OPERATING INCOME	**$ -9,794.59**
Other Expenses	
Lease Hold Improvements	513.59
Total Other Expenses	**$513.59**
NET OTHER INCOME	**$ -513.59**
NET INCOME	**$ -10,308.18**

Alma Caribbean Fusion

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-99,249.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	3,813.30
Equipment	-8,511.87
Inventory	-4,331.29
Uncategorized Asset	-829.00
Accounts Payable (A/P)	3,868.33
AMEX	-50.29
Bank of America	-810.13
Best Buy	1,382.97
BoA G	366.64
BoA W	268.49
Capital One	-1,151.45
Capital One 2	504.00
Chase	-466.14
Chase W	2,516.46
Citi	632.73
BlueVine (deleted)	-2,824.44
Expansion Capital Loan (deleted)	-8,924.50
Kabbage Line of Credit (deleted)	-6,174.82
Knight Capital Loan	-2,158.72
Loan from Rocket Loans	-2,703.20
Square Tips	19,353.24
Unassigned Tax Agency for Apps Payable	5,929.10
Yellowstone Capital Loan (deleted)	-933.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,234.31**
Net cash provided by operating activities	**$ -100,483.73**
FINANCING ACTIVITIES	
Opening Balance Equity	163.91
Owner's Investment	95,640.21
Net cash provided by financing activities	**$95,804.12**
NET CASH INCREASE FOR PERIOD	**$ -4,679.61**
Cash at beginning of period	-5,501.38
CASH AT END OF PERIOD	**$ -10,180.99**

Alma Caribbean Fusion

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-10,308.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	5,518.38
Equipment	-8,547.57
Accounts Payable (A/P)	2,855.38
AMEX	-126.07
Bank of America	-1,781.44
Best Buy	-890.00
BoA G	67.48
Capital One	490.10
Capital One 2	-1,844.01
Chase	-541.85
Chase W	446.56
Citi	90.00
BlueVine (deleted)	-10,377.51
Kabbage Line of Credit (deleted)	-13,554.16
Knight Capital Loan	-6,881.20
Loan from Rocket Loans	-4,054.80
Square Working Capital Loan	41,025.09
Yellowstone Capital Loan (deleted)	-11,360.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,466.50**
Net cash provided by operating activities	**$ -19,774.68**
FINANCING ACTIVITIES	
Owner's Investment	21,453.06
Net cash provided by financing activities	**$21,453.06**
NET CASH INCREASE FOR PERIOD	**$1,678.38**
Cash at beginning of period	-10,180.99
CASH AT END OF PERIOD	**$ -8,502.61**

I, _____Gina Firicano_____, certify that:

(1) The financial statements of G Wagner Restaurants LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of G Wagner Restaurants LLC included in this Form reflects accurately the information reported on the tax return for G Wagner Restaurants LLC. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature:

DocuSigned by:

FF97D9ED64D140E...

Name: ____Gina Firicano____

Title: ____Owner____